

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

Via E-mail
Mr. Garo H. Armen
Chief Executive Officer and Chairman of the Board
Agenus Inc.
3 Forbes Road
Lexington, MA 02421

> **Re:** **Agenus Inc.**
> **Registration Statement on Form S-3**
> **Filed December 21, 2012**
> **File No. 333-185657**

Dear Mr. Armen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. Please refer to the third prospectus in this registration statement relating to the issuance and sale, by the company, of up to 766,036 shares of common stock issuable upon the conversion of 3,105 shares of Series B2 Convertible Preferred Stock. It appears that these shares of common stock were included in the number of common shares to be registered in the Secondary Offering portion of the registration statement fee table. Please revise the fee table to reduce the number of shares being registered for the Secondary Offering by the 766,036 shares issuable upon conversion of Series B2 Convertible Preferred Stock. These shares represent a portion of the shares being registered in the Primary Offering.

2. Please refer to the second prospectus in this registration statement relating to the issuance and sale of up to 10 million shares of common stock through your sales agent, MLV&

Co. LLC. Please revise the Prospectus Cover Page and Plan of Distribution in the second prospectus to identify MLV as an underwriter in this offering.

3. Please refer to the legal opinion filed as Exhibit 5.1. The third paragraph in the legal opinion refers to the 3,384,152 shares of common stock issuable upon the exercise of certain warrants, which are held by certain selling stockholders. This amount is not consistent with information in the fourth and fifth prospectuses in this registration statement, relating to an aggregate of 2,618,116 shares of common stock issuable upon the exercise of certain warrants held by selling shareholders. Please revise the legal opinion accordingly.

In addition, it does not appear that counsel has opined as to the legality of the 766,036 shares of common stock issuable by the Company upon the conversion of 3,105 shares of Series B2 Convertible Preferred Stock. Please revise the legal opinion accordingly. For guidance, please refer to Section II.B of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: William B. Asher, Esquire
        Choate, Hall & Stewart LLP
        Two International Place
        Boston, MA 02110